LONGEVERON INC.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

April 15, 2026

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Longeveron Inc.
Registration Statement on Form S-1
Filed April 10, 2026
File No. 333-294975

Request for Acceleration of Effectiveness

Dear Mr. Buchmiller:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Longeveron Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-294975), so that it may become effective on April 17, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Jennifer Minter, Esq., to orally modify or withdraw this request for acceleration.

Please contact Jennifer Minter of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-8444, or in her absence, Adam Wicks at (412) 562-8331, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Longeveron Inc.

By:	/s/ Stephen Willard
Stephen Willard
Chief Executive Officer

cc:	Jennifer Minter Adam Wicks